Filed by CVS Health Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: Aetna Inc.

Commission File No.: 001-16095

Date: May 2, 2018

First Quarter 2018 Earnings Conference CallLarry MerloPresident & Chief Executive OfficerDave DentonExecutive Vice President & Chief Financial OfficerMay 2, 2018

Important InformationNo Offer or Solicitation This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.Additional Information and Where to Find ItIn connection with the proposed transaction between CVS Health Corporation (“CVS Health”) and Aetna Inc. (“Aetna”), CVS Health filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which includes a joint proxy statement of CVS Health and Aetna that also constitutes a prospectus of CVS Health. The registration statement was declared effective by the SEC on February 9, 2018, and CVS Health and Aetna commenced mailing the definitive joint proxy statement/prospectus to stockholders of CVS Health and shareholders of Aetna on or about February 12, 2018, and the special meeting of the stockholders of CVS Health and the shareholders of Aetna was held on March 13, 2018. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CVS Health are available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800-201-0938. Copies of the documents filed with the SEC by Aetna are available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-0896.2 © 2018 CVS Health

Important InformationCautionary Statement Regarding Forward-Looking StatementsThe Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Health or Aetna. This communication may contain forward-looking statements within the meaning of the Reform Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control.Statements in this communication that are forward-looking, including projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the outcome of litigation related to the transaction; the ability to achieve the synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues.3 © 2018 CVS Health

Important InformationIn addition, this communication may contain forward-looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward-looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVSHealth’s or Aetna’s actual results to differ materially from those expressed in the forward-looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete the transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the SEC, including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.You are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.4 © 2018 CVS Health

Forward-looking StatementsThis presentation contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements reflect our current views related to our future financial performance, future events and industry and market conditions. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from what may be indicated in the forward-looking statements. We strongly encourage you to review the information in the reports that we file with the SEC regarding these specific risks and uncertainties, in particular those that are described in the Risk Factors section of our most-recently filed Quarterly Report on Form 10-Q.This presentation includes non-GAAP financial measures that we use to describe our company’s performance. In accordance with SEC regulations, you can find the definitions of these non-GAAP measures, as well as reconciliations to most comparable GAAP measures, on the Investor Relations portion of our website.Link to our non-GAAP reconciliations: https://bit.ly/2HLoRlU5 © 2018 CVS Health

Aetna Update6 © 2018 CVS Health

Aetna Update – Shareholders and Regulatory Shareholder approval: CVS & Aetna shareholders each voted to approve transaction with +95% approval on March 13 Regulatory update– Highly experienced legal and regulatory team has made significant progress since the signing – In process of responding to second request from the U.S. Department of Justice, received Feb 1, 2018– Form A filings submitted to 28 state Departments of Insurance in January States that require hearings are starting to schedule and hold hearings Have started to receive approvals from statesïƒ~ Florida Office of Insurance Regulation provided approval on April 13Ì¶ Continue to expect transaction to close in second half of 20187 © 2018 CVS Health

Aetna Update – Integration Planning Formal, tightly organized Integration Management Office (IMO) established– Reporting to Larry Merlo and Mark Bertolini, led by senior executives from both companies– Steering committee of executive management developed to provide guidance and strategic direction to the IMO– Two goals:1. Ensure smooth transition, along with laying out path to the expected $750 million synergies in the second full year of operations2. Create long-term roadmap for growth after close of transaction Twenty-two integration work streams developed, with representation from both CVS and Aetna, focused on wide range of objectives:– How we will work together most efficiently– Operational processes– Capturing opportunities for growth and innovation– Valuable progress has been made on identifying components of $750 million synergy goal for second full year of operation8 © 2018 CVS Health

Aetna Update – Opportunity Transaction creates opportunity to re-think and re-invent U.S. health care We have begun to identify populations and intervention tools for first programs– Primary patient populations: Those with one of five chronic diseases: diabetes, hypertension, hyperlipidemia, asthma, depression Patients undergoing transition in care Broader focus on managing high-risk patients– Initial tools in four major categories: Interventions in stores Activities in patients homes New digital tools and capabilities Data and advanced analytics This combination will create an innovative, new health care platform that will be easier to use, less expensive for consumers, and integrated broadly within the marketplace to deliver superior, coordinated care Cumulative value of the management teams will aid fulfillment of the vision of both companies9 © 2018 CVS Health

Driving Growth Through Recent Innovations10 © 2018 CVS Health

We Are Continuing to Innovate Constantly exploring ways to provide greater value to health care stakeholders we support Looking to improve quality and lower costs for patients and clients Several recent announcements highlighted ways we continue to innovate– Addressing chronic kidney disease– PBM Drug Trend report– Saving Patients Money11 © 2018 CVS Health

Initiative Focused on Kidney Care and Dialysis Innovation Marshalling enterprise resources to help address an area of significant, unmet clinical need: chronic kidney disease Two main tenets:1. Use data analytics to predict and support diagnosis earlier in the patients’ disease course2. Absent renal transplantation, home dialysis is potentially the best alternative for many patients. Longer, more frequent therapy reported to improve outcomes. Clinical trial needed to generate the safety and efficacy data to obtain FDA clearance to market a new home hemodialysis device– Trial planned for late this summer– 18-24 month timeframe anticipated for trial completion, data submission, and FDA review12 © 2018 CVS Health

Drug Trend Report 2017 Drug Trend Report released last month – Our PBM strategies reduced drug trend for commercial clients to lowest level in 5 years, 1.9% per member per year Drug price growth at minimal 0.2% despite manufacturer price increases of ~ 10%– 42% of payor clients spent less on pharmacy benefit plan in 2017 than in the prior year– Members saved money and had lower out-of-pocket costs in 2017 Nearly 9 out of 10 members spent less than $300 out-of-pocket, and monthly cost per member declined to $11.8913 © 2018 CVS Health

Saving Patients Money Industry’s most comprehensive approach to helping make prescriptions more affordable by providing greater pricing transparency across all points of care …– At the doctor’s office: Real-Time Benefits enables prescribers to see member-specific out-of-pocket costs of a prescribed medication and costs of clinically appropriate therapeutic alternatives in real-time– At the pharmacy: new Rx Savings Finder enables retail pharmacists to help patient find lowest cost alternative under their pharmacy benefits plan – Directly to members: Point of Sale rebate offering allows value of negotiated rebates on branded drugs to pass on directly to patients when they fill prescriptions14 © 2018 CVS Health

First Quarter 2018 Business & Financial Review15 © 2018 CVS Health

First Quarter: Strong ResultsQ1 2018 Change vs. Q1 2017Consolidated net revenues $45.7 billion 2.6%Adjusted operating profit $2.1 billion 3.4%Adjusted EBITDA $2.7 billion 3.7%Adjusted EPS $1.48 26.5%Free Cash Flow $1.9 billion (39.1%)16 © 2018 CVS Health

Financial Update:Capital Allocation In Q1, generated $1.9 billion in free cash Paid ~ $508 million in dividends in Q1– Expect to return more than $2 billion to shareholders this year through dividends In Q1, no shares repurchased due to the Aetna transaction Issued multiple tranches of senior notes totaling $40 billion Well-laddered maturities, ranging from 2 to 30 years; weighted-average blended rate of 4.19% Proforma, trailing 12-month adjusted debt-to-EBITDA expected to be ~ 4.6x post-close of transaction; committed to improving to 3.5x within two years post-close of the transaction. Ultimate goal is leverage ratio in low 3x.17 © 2018 CVS Health

Financial Update:Debt Maturity Schedule10 $, billions9 8 7 6 5 4 3 2 102018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2035 2038 2039 2041 2043 2045 2048CVS existing debt $40 billion financing18 © 2018 CVS Health

Q1 2018 Income Statement:Earnings per Share Q1 Adjusted EPS of $1.48, a 26.5% increase over last year– Primarily due to the lower effective income tax rate and higher script volume in the Retail/LTC segment– Interest and taxes slightly better than expectations, contributing ~ 2¢ to Adjusted EPS GAAP diluted EPS of $0.98 Beginning in Q1, will exclude net interest associated with Aetna debt from non-GAAP metrics– As we are not yet benefiting from Aetna’s cash flows and earnings, this will provide a clearer picture of our underlying performance as we wait for the transaction to close19 © 2018 CVS Health

Q1 2018 Income Statement:Consolidated Consolidated revenues of ~ $45.7 billion, up 2.6% vs. LY, consistent with expectations Adjusted gross margin of 15%, up ~ 25 bps vs. LY due to segment mix, consistent with expectations Adjusted gross profit dollars increased 4.4% Adjusted operating expenses were 10.5% of sales … ~ 20 bps deterioration vs. LY – Primarily due to increased store operating costs with the growth in the Retail/LTC business– A portion is related to the investments we are making in process improvements and technology enhancements as part of our enterprise streamlining initiative Adjusted operating profit increased 3.4%, in line with expectations Adjusted operating margin of 4.5%, flat vs. LY20 © 2018 CVS Health

Q1 2018 Income Statement:Enterprise Streamlining Initiative Update Across all work streams, expect to generate ~ $475 million in gross benefits this year; $700 million or more annually once work is complete Enhancement example: – CVS Pharmacy and Caremark implemented process to share member’s eligibility and plan design data in real time– Historically, eligibility-related rejections impact ~ 6% of Caremark scripts at pharmacy counter, so large opportunity to improve customer service and cost savings– To date, seen a nearly 70% reduction in Caremark rejects related to eligibility, and have eliminated more than 8 million rejections in Q1– Solution is being pursued with other payers as well21 © 2018 CVS Health

Q1 2018 Income Statement:Cost Allocation Methodology In Q1, moved to common financial platform (SAP) across the enterprise, as previously discussed Now have better information to allocate shared services costs to operating segments Revising 2016 and 2017 financial statements for this change, which impacts profitability for the segments while consolidated operating profit does not change Reconciliation is posted to the IR portion of the website: https://bit.ly/2JLOeV5 22 © 2018 CVS Health

Q1 2018 Income Statement:PBM PBM revenues of $32.2 billion, up 3.2% vs. LY– Year-over-year growth driven by net new business, including growth in Medicare Part D lives, and specialty growth– Growth partially offset by continued pricing pressure and increase in GDR to 87.6%(1) , up ~ 65 bps vs. LY Adjusted claims grew 6.4% (1) vs. LY– 468.8 million adjusted claims Gross margin of 3.5%, flat vs. LY Gross profit dollars increased 5.1% vs. LY– Primarily driven by increased volume in specialty pharmacy and the continued adoption of Maintenance Choice, partially offset by Anthem implementation costs Adjusted operating expenses were 1.2% of sales– Operating expense dollars increased by ~ $52 million in Q1, primarily driven by the reinstatement of the Affordable Care Act’s health insurer fee and acquisition of Wellpartner, Inc. Operating profit increased 0.4%, in line with expectations Operating margin of 2.4%, flat vs. LY1. The pharmacy claims processed and the generic dispensing rate for all periods presented are adjusted to reflect 90-day prescriptions as the equivalent of three 30-day prescriptions.23 © 2018 CVS Health

Q1 2018 Income Statement: PBM 2019 Selling Season More than halfway through 2019 client renewals Retention rate(1) currently in line with rates seen in prior years Expect RFP opportunity in 2019 to be less than past few selling seasons1. Client retention rate is defined as: 1 less (estimated lost revenues from any known terminations plus annualization of any mid-year terminations, divided by estimated PBM revenues for that selling season year) expressed as a percentage. Both terminations and PBM revenues exclude Medicare Part D SilverScript individual products.24 © 2018 CVS Health

Q1 2018 Income Statement:Specialty Pharmacy In Q1, specialty revenues increased 5.9%; scripts increased 8.0%(1) Revenue moderated by:– Mix of drugs shifting towards lower-priced therapies as well as fewer scripts for Hep C1. Includes the adjustment to convert 90-day prescriptions to the equivalent of three 30-day prescriptions. This adjustment reflects the fact that these prescriptions include approximately three times the amount of product days supplied compared to a normal prescription.25 © 2018 CVS Health

Q1 2018 Income Statement:SilverScript Still Clear Leader in Med D Space Including non-captive Med D lives CVS Caremark manages for our health plan clients, we have 13.4 million lives under managementMedicare Part D Lives Served by CVS Caremark (1)(2) (thousands)March ‘17 March ‘18 March YOY GrowthIndividual 4,536.3 4,851.2 6.9% EGWP 988.7 1,270.2 28.5%Total captive lives 5,525.0 6,121.4 10.8%Non-captive lives 6,880.6 7,270.4 5.7%Total lives 12,405.5 13,391.8 8.0%1. Source: Centers for Medicare & Medicaid Services.2. Totals may not foot due to rounding.26 © 2018 CVS Health

Q1 2018 Income Statement:Retail/LTC Retail/LTC revenues of $20.4 billion, up 5.6% vs. LY– Strong growth primarily driven by increased script volumes due to continued adoption of our Patient Care Programs, partnerships with PBM’s and health plans, and preferred position in a number of additional Med D networks this year– Also benefitted from strong cough, cold, and flu season in Q1– Retail/LTC GDR of 88.1%(1), up ~ 60 bps vs. LY Adjusted gross margin of 29.0%, down ~ 40 bps vs. LY – Decrease driven by continued pressure on reimbursement rates, partially offset by an increase in GDR as well as an improvement in front store margin rate driven, in part, by a strong cough and cold season Adjusted gross profit dollars increased 4.1% vs. LY, due to increased script and front store volume, as well as improvements in purchasing through Red Oak Sourcing Adjusted operating expenses as percent of sales improved slightly due to leverage from revenue growth Adjusted operating profit increased 4.1%, in line with expectations Adjusted operating margin of 8.4%, down ~ 10 bps vs. LY1. The generic dispensing rate for all periods presented are adjusted to reflect 90-day prescriptions as the equivalent of three 30-day prescriptions.27 © 2018 CVS Health

Q1 2018 Income Statement:Retail/LTC Revenue and Script Growth Total same-store sales increased 5.8% Pharmacy same-store sales increased 7.3%Ì¶ Negative impact of ~ 280 bps due to recent generic introductions Pharmacy same-store prescription volumes increased 8.5% on a 30-day equivalent basis (2), at the high end of guidance range – Flu season strong in Q1. Seasonal adjusted scripts grew ~ 4 million scripts YOY (2) Front store same store sales increased 1.6%Ì¶ Positive impact from calendar shift of Easter holiday this year (positive 90 bps impact), as well as strong cough and cold season Retail pharmacy market share increased ~ 140 bps versus Q1 2017 to 24.6%, due to healthy results from our initiatives, including those with other PBMs and health plans, and our inclusion in a number of Med D networks this year Store brands represented 22.4% of front store sales in quarter1. Same store sales and prescriptions exclude revenues from MinuteClinic, and revenue and prescriptions from stores in Brazil, long-term care operations and from commercialization services. 2. Includes the adjustment to convert 90-day, non-specialty prescriptions to the equivalent of three 30-day prescriptions. This adjustment reflects the fact that these prescriptions include approximately three times the amount of product days supplied compared to a normal 30-day prescription. 28 © 2018 CVS Health

Q1 2018 Income Statement:CVS MinuteClinic Operate 1,111 clinics across 33 states and Washington, D.C. Q1 revenues up ~ 15% vs. same quarter a year ago, including clinics within Target stores Plan to launch telehealth services later this year with which patients can access our care providers via the CVS app or online29 © 2018 CVS Health

2018 Income Statement:Real Estate UpdateLocations at end of Q4 9,803 Opened 50 Closed (6) Retail locations at end of Q1 2018 9,847 Net new locations 44 Relocations 5Retail locations with pharmacies 9,798 (1)1. Including 8,099 CVS Pharmacy stores that operated a pharmacy and 1,699 pharmacies located within Target stores. Excludes onsite pharmacy stores.30 © 2018 CVS Health

2018 Income Statement:Corporate Corporate: adjusted operating expenses of $224 million, flat to LY and slightly better than expectations31 © 2018 CVS Health

ENDQ1 2018 Income Statement:Below-the-line Adjusted net interest expense of $242 million, ~ $10 million lower than LY Adjusted effective tax rate of 26.1%– Better than expectations Weighted-average share count of ~ 1.0 billion shares32 © 2018 CVS Health

END2018 Guidance33 © 2018 CVS Health

Guidance: 2018 Full-year

Enterprise Outlook

	Full-year 2018
Net Revenue Growth	1.25% to 3.0%
Enterprise Adjusted Operating Profit Growth	(1.5%) to 1.5%
Tax Rate	~ 27%
Adjusted Net Interest	~ 1.03 billion
Adjusted EPS *Growth*	$6.87 to $7.08 *16.25% to 20.0%*
GAAP EPS	$5.11 to $5.32

Assumptions:

1. Adjusted net interest reflects an additional adjustment for net interest expense from the proposed Aetna acquisition.
2. Assume for guidance purposes only, Aetna transaction closes at year-end 2018. By doing so, we are setting no expectations for results of Aetna's operations in 2018.
3. Net interest expense, transaction and integration costs related to the deal are excluded from adjusted figures.
4. Unfavorably affected by 2018 implementation costs for the Anthem contract and the absence of the RxCrossroads business due to its sale.

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Guidance: 2018 Full-year

Segment Outlook

Segment	Metric	Full-year 2018
Retail/LTC	Net Revenue Growth	4.0% to 5.5%
Retail/LTC	*Same-Store Sales* (1)	*4.0% to 5.5%*
Retail/LTC	*Same-Store Adjusted Scripts* (1) (2)	*7.25% to 8.25%*
Retail/LTC	Adjusted Operating Profit Change (3)	Down low-single digits
Pharmacy Services	Net Revenue Growth	1.5% to 3.5%
Pharmacy Services	Total Adjusted Claims (4)	1.88 billion to 1.90 billion
Pharmacy Services	Operating Profit Growth (5)	Low- to mid-single digits

1. Same store sales and prescriptions exclude revenues from MinuteClinic, and revenue and prescriptions from stores in Brazil and long-term care operations.
2. Includes the adjustment to convert 90-day, non-specialty prescriptions to the equivalent of three 30-day prescriptions. This adjustment reflects the fact that these prescriptions include approximately three times the amount of product days supplied compared to a normal 30-day prescription.
3. The sale of the RxCrossroads business will negatively impact Retail/LTC operating profit growth by ~ 50 bps due to the absence of the business in 2018.
4. Includes the adjustment to reflect 90-day prescriptions as the equivalent of three 30-day prescriptions.
5. Anthem implementation costs of ~$150 million will negatively impact PBM operating profit growth by ~ 190 bps.

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Guidance: 2018 Full-yearQuarterly Operating Profit Cadence Operating profit will be weighted more to front half of this year, differing from what we indicated previously– $275 million of investments made with a portion of the savings from tax reform is predominantly back-half weighted– Retail/LTC segment making better progress on certain pharmacy initiatives in front half, and was positively affected by strong flu season in Q1– LTC business experiencing some challenges, and its growth rate is lower than previously expected While not different from prior expectations, Anthem implementation costs are back-half weighted36 © 2018 CVS Health

Guidance: 2018 Q2Enterprise OutlookQ2 2018Net Revenue Growth 0.25% to 2.0%Enterprise Adjusted Operating Flat to 3.25%Profit GrowthAdjusted EPS $1.59 to $1.64Growth 19.25% to 23.0%GAAP EPS $1.21 to $1.26Assumptions:1. Assume for guidance purposes only, Aetna transaction closes at year-end 2018. By doing so, we are setting no expectations for results of Aetna’s operations in 2018.2. Net interest expense, transaction and integration costs related to the deal are excluded from adjusted figures.3. Unfavorably affected by 2018 implementation costs for the Anthem contract and the absence of the RxCrossroads business due to its sale.37 © 2018 CVS Health

Guidance: 2018 Q2

Segment Performance

Segment	Metric	Q2 2018
Retail/LTC	Net Revenue Growth	4.5% to 6.0%
Retail/LTC	*Same-Store Sales* (1) *Same-Store Adjusted Scripts* (1) (2)	*4.75% to 6.25%* *7.75% to 9.25%*
Retail/LTC	Adjusted Operating Profit Growth	Mid- to high-single digits
Pharmacy Services	Net Revenue Growth	(0.25%) to 1.5%
Pharmacy Services	Operating Profit Change	Down mid- to high-single digits

1. Same store sales and prescriptions exclude revenues from MinuteClinic, and revenue and prescriptions from stores in Brazil, long-term care operations and from commercialization services.
2. Includes the adjustment to convert 90-day, non-specialty prescriptions to the equivalent of three 30-day prescriptions. This adjustment reflects the fact that these prescriptions include approximately three times the amount of product days supplied compared to a normal 30-day prescription.
3. Timing of PBM profit delivery affected by investments being made to support Anthem implementation and timing of certain client commitments.

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